_____________________
                                                     |    OMB APPROVAL     |
                                                     |_____________________|
                                                     |OMB NUMBER: 3235-0145|
                     UNITED STATES                   |EXPIRES:             |
          SECURITIES AND EXCHANGE COMMISSION         |      AUGUST 31, 1999|
                Washington, D.C.  20549              |ESTIMATED AVERAGE    |
                                                     |BURDEN HOURS         |
                                                     |PER RESPONSE ...14.90|
                                                     |_____________________|


                                SCHEDULE 13D
                 Under the Securities Exchange Act of 1934
                             (Amendment No. 3)


                    Pioneer Hi-Bred International, Inc.
        ____________________________________________________________
                              (Name of Issuer)

                               Common Stock,
                         par value $1.00 per share
        ____________________________________________________________
                      (Title of Class and Securities)

                                 723686101
        ____________________________________________________________
                               (CUSIP Number)

                               Mary E. Bowler
                               Senior Counsel
                    E.I. du Pont de Nemours and Company
                             1007 Market Street
                         Wilmington, Delaware 19898
                               (302) 774-5303
        ____________________________________________________________
          (Name, Address and Telephone Number of Person Authorized
                   to Receive Notices and Communications)

                                  Copy to:

                             Lou R. Kling, Esq.
                  Skadden, Arps, Slate, Meagher & Flom LLP
                              919 Third Avenue
                          New York, New York 10022
                               (212) 735-3000

                               March 15, 1999
        ____________________________________________________________
                       (Date of Event which Requires
                         Filing of this Statement)


   If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]



                                  SCHEDULE 13D

      CUSIP No. 723686101
      ___________________________________________________________________
      1.   NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

           E.I. DU PONT DE NEMOURS AND COMPANY
           51-0014090
      ___________________________________________________________________
      2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                            (a)  ( )
                                                            (b)  ( )
      ___________________________________________________________________
      3.   SEC USE ONLY

      ___________________________________________________________________
      4.   SOURCE OF FUNDS*

                WC, OO
      ___________________________________________________________________
      5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)                    (  )

      ___________________________________________________________________
      6.   CITIZENSHIP OR PLACE OF ORGANIZATION

                DELAWARE
      ___________________________________________________________________
                                    7.  SOLE VOTING POWER
            NUMBER OF                   None
             SHARES                 _____________________________________
          BENEFICIALLY              8.  SHARED VOTING POWER
            OWNED BY                    49,334,358 shares of Common Stock
              EACH                  _____________________________________
            REPORTING               9.  SOLE DISPOSITIVE POWER
             PERSON                      None
              WITH                  _____________________________________
                                    10. SHARED DISPOSITIVE POWER
                                        49,334,358 shares of Common Stock
      ___________________________________________________________________
      11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 49,334,358 shares of Common Stock
      ___________________________________________________________________
      12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
           SHARES                                        (  )

      ___________________________________________________________________
      13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
           49,334,358 shares of Common Stock represent approximately 20.6% of the Common Stock outstanding as of December 29, 1998 (as adjusted for the subsequent issuance of Common Stock discussed herein)
      ___________________________________________________________________
      14.  TYPE OF REPORTING PERSON
           CO
      ___________________________________________________________________




      This Amendment No. 3 to the Schedule 13D, filed pursuant to Rule 13d-1 of the Rules and Regulations under the Securities Act of 1934, as amended (the "Exchange Act") by E.I. du Pont de Nemours and Company, a Delaware corporation ("DuPont"), and Du Pont Chemical and Energy Operations, Inc. ("DCEO"), amends and supplements the Schedule 13D filed by DuPont on August 18, 1997 (the "Original Schedule 13D"), as amended and restated by Amendment No. 1 to the Original Schedule 13D, filed on September 29, 1997, and as subsequently amended and restated by Amendment No. 2 to the Original 13D, filed on February 2, 1998:

      Item 2 is amended as follows:

           The second sentence of the second paragraph of Item 2 shall be amended to be the following:

           "With the exception of Goro Watanabe, who is a Japanese citizen, and Eduard Van Wely, who is a Dutch citizen, each person listed below is a citizen of the United States of America."

           The following persons (and information with respect thereto) are deleted from the list of directors and executive officers of DuPont:

           Percy N. Barnevik
           Andrew F. Brimmer
           Charles M. Harper
           John A. Krol

           The following persons are added to the list of directors and executive officers of DuPont:

           Curtis J. Crawford            President and CEO -
           ZiLOG Inc.                    ZiLOG Inc.; Director
           151 Almendral Avenue
           Atherton, CA 94027

           Sanford I. Weill              Chairman and Co-CEO -
           Citigroup Inc.                Citigroup Inc.; Director
           388 Greenwich Street
           New York, NY 10013

           Dennis H. Reilly              Senior Vice President
           DuPont Differentiated
             Businesses
           D-9000
           1007 Market Street
           Wilmington, DE 19898

           Eduard Van Wely               Senior Vice President
           DuPont Foundation
             Businesses
           D-9000
           1007 Market Street
           Wilmington, DE 19898

           The following persons are deleted from the list of directors and executive officers of DCEO:

           Robert Gachot
           John C. Sargent

           The following persons are added to the list of directors and executive officers of DCEO:

           A. Lloyd Adams                Vice President and Assistant
           Du Pont Chemical and          Treasurer; Director
           Energy Operations, Inc.
           1007 Market Street
           Wilmington, DE 19898

           Susan Stalnecker              President; Director
           Du Pont Chemical and
           Energy Operations, Inc.
           1007 Market Street
           Wilmington, DE 19898

      Item 3 is supplemented as follows:

           The following sentence shall be added as the last sentence of
 Item 3: "The cash portion of the consideration paid by DuPont in connection with the merger (as described in Item 6 below) is anticipated to come from cash on hand and, to the extent deemed appropriate at the time, debt financing including the sale of commercial paper; the other portion of the consideration paid by DuPont in connection with the merger will be DuPont common stock.

      Item 4 is supplemented as follows:

           The following paragraph shall be inserted prior to the last paragraph of Item 4:

           "As described in Item 6 below, pursuant to an Agreement and Plan of Merger, dated March 15, 1999 (the "Merger Agreement"), between DuPont, Pioneer and Delta Acquisition Sub, Inc., a wholly owned subsidiary of DuPont ("Delta"), Pioneer will be merged with and into Delta and each share of Common Stock (other than shares held by DuPont and any shares as to which appraisal rights are perfected) will be converted in the merger, at the election of the holders thereof, into either (i) a fraction of a share of DuPont common stock with an average trading price (calculated over a ten trading day period preceding the Pioneer stockholder meeting) of $40 or
 (ii) the right to receive $40 in cash, subject to certain limitations set forth in the Merger Agreement The closing of the merger is subject to
 various conditions set forth in the Merger Agreement.   The purpose of the
 transactions contemplated by the Merger Agreement is for DuPont to obtain control of Pioneer."

      Item 5 is amended and supplemented as follows:

           The first paragraph of Item 5 shall be replaced by the following:

           "(a) and (b) As of the date hereof, DuPont, through its wholly - owned subsidiary DCEO, beneficially owns an aggregate of 49,333,758 shares of Common Stock. Such shares represent approximately 20% of the shares of Common Stock outstanding as of December 29, 1998, as set forth in Pioneer's Quarterly Report on Form 10-Q, filed January 7, 1999. DuPont and DCEO share the power to vote and to dispose of such shares subject to the terms and conditions of the Investment Agreement and the Merger Agreement. Such shares are entitled to five votes per share, but DuPont has agreed that the number of votes that DuPont is entitled to vote in its sole discretion with respect to such shares will not exceed (i) except under certain circumstances, 20 percent of all of the votes which may be cast by holders of Common Stock and (ii) the percentage of outstanding shares of Common Stock represented by such shares unless Pioneer permits a person owning a greater percentage of Common Stock than DuPont to have voting power in excess of such person's economic interest. As described in Item 6, on the closing of the merger all of the remaining Common Stock outstanding will be converted into DuPont common stock or cash, and the surviving corporation will be a wholly owned subsidiary of DuPont."

           The fourth paragraph of Item 5 shall be replaced by the following:

           "Pursuant to the terms of the Merger Agreement, DuPont exchanged 49,333,758 shares of Class B Common Stock for 49,333,758 shares of Common Stock on March 17, 1999. Other than the transactions contemplated by the Merger Agreement and the foregoing exchange, neither DuPont nor DCEO, nor to the best knowledge of DuPont and DCEO, any director or executive officer of DuPont or DCEO, has effected any transactions in Preferred Stock or Common Stock during the past 60 days."

      Item 6 shall be supplemented as follows:

           The following paragraphs shall inserted prior to the last paragraph of Item 6:

           "On March 15, 1999, DuPont and Pioneer entered into the Merger Agreement pursuant to which Pioneer will be merged with and into Delta and each share of Pioneer Common Stock (other than shares held by DuPont and any shares as to which appraisal rights are perfected) will be converted in the merger, at the election of the holders thereof, into either (i) a fraction of a share of DuPont common stock with an average trading price (calculated over a ten trading day period preceding the Pioneer stockholder meeting) of $40 or (ii) the right to receive $40 in cash, subject to the overall limitation that 45% of the consideration paid to Pioneer stockholders will be cash and the remainder will be DuPont common stock. Holders of Pioneer options have similar election rights in the merger with respect to such options, except that there will be no limit on the number of options which holders will be permitted to convert into DuPont options. The closing of the merger is subject to various conditions, including the approval of Pioneer stockholders and the expiration of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations thereunder.

           The Merger Agreement provides that the number of votes that DuPont will be entitled to vote in its sole discretion with respect to shares of Common Stock held by DuPont and received in exchange for the shares of Class B Common Stock will not exceed (i) except under certain circumstances, 20 percent of all of the votes which may be cast by holders of Common Stock and (ii) the percentage of shares of outstanding Common Stock represented by such shares unless Pioneer permits a person owning a greater percentage of Common Stock than DuPont to have voting power in excess of such person's economic interest.

           The Merger Agreement provides that the Investment Agreement will terminate if DuPont terminates the Merger Agreement in certain circumstances, including in the event that Pioneer's Board determines that a third party proposal is more favorable to Pioneer shareholders than the transactions contemplated by the Merger Agreement, or if Pioneer terminates the Merger Agreement within the first 45 days following the entering into of the Merger Agreement in order to accept a "superior" third party proposal; provided that, notwithstanding the foregoing, certain of DuPont's rights contained in the Investment Agreement as described in the seventh paragraph of this Item 6 with respect to the purchase of the commercial joint venture established pursuant to the Joint Venture Agreement Formation Agreements in the event of an acquisition by a third party of a specified equity interest in Pioneer will survive such termination of the Investment Agreement.

           The preceding summary of certain provisions of the Merger Agreement is not intended to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is filed as an Exhibit hereto."

      Item 7 is supplemented to add the following to the Exhibit list:

           "(e) Agreement and Plan of Merger, dated as of March 15, 1999, by and among Pioneer, DuPont and Delta"



                                    SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


 DATED:    March 17, 1999

                               E.I. DU PONT DE NEMOURS
                               AND COMPANY

                               By:  /s/ Gary M. Pfeiffer
                                    _____________________
                                    Gary M. Pfeiffer
                                    Senior Vice President -
                                    DuPont Finance and
                                    Chief Financial Officer




                                 SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

 DATED:    March 17, 1999

                               DU PONT CHEMICAL AND
                               ENERGY OPERATIONS, INC.

                               By:  /s/ Charles L. Downing
                                    _____________________
                                    Charles L. Downing
                                    Vice President and
                                    Treasurer
                                    Du Pont Chemical and Energy
                                    Operations, Inc.




                              EXHIBIT INDEX

  Ex. E  -  Agreement and Plan of Merger, dated March 15, 1999, by and among
            Pioneer, DuPont and Delta.